Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

September 1, 2010

VIA UPS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc.
Amendment No. 8 to Registration Statement on Form S-11
Filed September 1, 2010
File No. 333-163069

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 30, 2010 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2009, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 27, 2010, Amendment No. 3 to the Registration Statement filed by the Company with the Commission on March 4, 2010, Amendment No. 4 to the Registration Statement filed by the Company with the Commission on April 7, 2010, Amendment No. 5 to the Registration Statement filed by the Company with the Commission on July 2, 2010, Amendment No. 6 to the Registration Statement filed by the Company with the Commission on August 6, 2010, and Amendment No. 7 to the Registration Statement filed by the Company with the Commission on August 25, 2010 (“Amendment No. 7”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 7.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 8 to the Registration Statement (“Amendment No. 8”).  Amendment No. 8 has been filed by the Company today.  Please note that some of our revisions contained in Amendment No. 8 reflect blue sky comments received by the states as of the date hereof. Please be advised that the Company has submitted to the Commission its acceleration request letter dated August 25, 2010, requesting acceleration on September 2, 2010 or as soon as practicable thereafter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 8.  All page number references in the Company’s responses are to page numbers in Amendment No. 8.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

September 1, 2010

Description of Real Estate Investments, page 120

1.
We note your response to comment 3 in our letter dated August 20, 2010 and continue to believe that you should explain in the footnote to the table on page 121 why occupancy and average effective annual rental per square foot data is unavailable for your interior design building prior to 2007 or otherwise disclose the information.

We advise the Staff that we have revised the prospectus on page 121 to explain that the seller of the Interior Design Building was able to provide historical figures as far back as 2007, but was unresponsive to the Company’s requests for further information once the property purchase was complete.

Unaudited Financial Statements
Notes to Consolidated Financial Statements
Note 5 – Mortgage Note Payable, page F-21

2.
Based on your disclosures elsewhere in the prospectus and considering the maturity date of the note is November 1, 2012, it appears that you have incorrectly noted the remaining balance of $13,797,286 is due in 2011.  Please advise.

We advise the Staff that we have corrected the prospectus on page F-21 to indicate that the remaining balance of $13,797,286 is due in 2012.

Note 6 – Convertible Preferred Stock, page F-21

3.
We note you updated the purchase price per Preferred Share offered with your Preferred Offering is $9.00 per share for investments less than or equal to $50,000.  However your disclosure now does not indicate the price per share for investments greater than $50,000 but less than or equal to $150,000.  Please advise.

We advise the Staff that we have corrected the prospectus on page F-21 to indicate that the purchase price per Preferred Share offered with the Company’s Preferred Offering is $9.00 per share for investments less than or equal to $150,000.

Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2009, page F-24

4.	Please ensure that total operating expenses for the company sums to the correct total.

We advise the Staff that we have corrected the prospectus on page F-24 to indicate the correct total operating expenses for the compamy.

September 1, 2010

Item 36.  Financial Statements and Exhibits, page II-4
(a) Financial Statements

5.
Please also include reference to the Statement of Revenues and Certain Expenses of 306 E. 61st Street as provided for the year ended December 31, 2009 and the period from January 1, 2010 to June 22, 2010 (acquisition date).

We advise the Staff that we have revised the prospectus on page II-4 to include a reference to the Statement of Revenues and Certain Expenses of 306 E. 61st Street as provided for the year ended December 31, 2009 and the period from January 1, 2010 to June 22, 2010 (acquisition date).

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to Peter Fass at (212) 969-3445.

Yours very truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.